SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.     2     )

Interpharm Holdings, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities) 460588106
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 4, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box □.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
(Continued on the following pages)

CUSIP No. 460588106	13D	Page 2 of 7 pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mona Rametra
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,022,823
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,022,823
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,022,823
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON IN

The Statement on Schedule 13D filed by Mona Rametra on June 9, 2003, as amended by Amendment No. 1 thereto filed by the Reporting Person on June 30, 2004, is further amended to read in its entirety as follows. Munish Rametra, who jointly filed Amendment No. 1 to the Statement on Schedule 13D filed by Mona Rametra solely to report beneficial ownership of the same securities owned by Mona Rametra by virtue of being the husband of Mona Rametra, has died.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the $.01 par value per share common stock (the “Common Stock”) of Interpharm Holdings, Inc (the “Issuer”). The Issuer is a Delaware corporation and its principal executive offices are located at 75 Adams Avenue, Hauppauge, New York, 11788.

This Schedule 13D (the “Statement”) relates to the Common Stock, par value $.01 per share of Interpharm.

Item 2. Identity and Background.

(a) This Statement is being filed by Mona Rametra (the “Reporting Person”).

(b) & (c) The Reporting Person is the daughter-in-law of the Chairman of the Issuer, Dr. Maganlal K. Sutaria and the niece of the President of the Issuer, Bhupatlal K. Sutaria.

(d) & (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received 1,253,059 shares of the Common Stock reported in this Statement in connection with an Agreement by and among the Issuer, Interpharm, Inc. (a New York corporation and current subsidiary of the Issuer), and Raj Sutaria, Mona Rametra, Ravi Sutaria, and Perry Sutaria (the “Individuals”), pursuant to which the Issuer purchased all of the capital stock of Interpharm, Inc. (the “Transaction”).

On each of June 4, 2004 and June 4, 2005 the Reporting Person received an additional 1,254,956 shares of Common Stock upon the automatic conversion into Common Stock of an aggregate of 58,583 shares of Series K Convertible Preferred Stock of the Issuer (the “Series K Stock”), which shares had also been issued to the Reporting Person in the Transaction.

One-seventh of the shares of Series K Stock held by the Reporting Person automatically converted into Common Stock on each of June 4, 2004 and June 4, 2005. On June 4, 2004, pursuant to the Corrected Certificate of Designations, Rights and Preferences of the Series K Stock of the Issuer (the “Certificate”), all conditions for conversion of the Series K Stock were met, making that date the “Trigger Date” as defined in the Certificate.

On June 15, 2005 the Reporting Person contributed an aggregate of 1,740,148 shares of common stock and all of the remaining 292,214 shares of Series K Stock then owned by the Reporting Person to Rametra Holdings I, LLC, a New York limited liability company (“Rametra Holdings”), of which the Reporting Person is the sole member. The Reporting Person is not a manager of Rametra Holdings and has no right to remove existing managers or elect any manager of Rametra Holdings, except in very limited situations. Therefore, upon the contribution by the Reporting Person of the foregoing securities to Rametra Holdings, the Reporting Person ceased being the beneficial owner of such securities within the meaning of SEC Rule 13d-3.

After the Trigger Date, the Series K Stock was to convert ratably over a seven-year period. However, on May 25, 2006 the Issuer and Rametra Holdings entered into a Conversion Agreement pursuant to which the 292,214 shares of Series K Stock held by Rametra Holdings was converted into an aggregate of 6,274,780 shares of the Issuer’s Common Stock. Immediately after the issuance of such shares to it, Rametra Holdings owned of record 8,014,928 shares of the Issuer’s Common Stock. Such shares are not included in the number of shares reported herein as beneficially owned by the Reporting Person.

The Reporting Person did not acquired beneficial ownership of any of the Common Stock with borrowed funds.

Item 4. Purpose of Transaction.

The purpose of the Transaction was for the Issuer to acquire Interpharm, Inc. The Issuer acquired the Individuals’ common stock of Interpharm, Inc. in exchange for a percentage of the Issuer’s Common Stock and the Issuer’s Series K Stock. The Reporting Person acquired the Common Stock for investment purposes only. The Reporting Person will continue to evaluate her ownership and voting position in the Issuer and may consider the following courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of the Issuer’s Common Stock or other securities in the open market or in privately-negotiated transactions; or (iv) hedging transactions (other than short sales) with respect to the Common Stock. The Reporting Person has not as yet determined which courses of action specified in this paragraph she may ultimately take. The Reporting Person’s future actions with regard to this investment are dependent on her evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer’s Common Stock, the Issuer’s prospects and the Reporting Person’s portfolio.

Except as set forth above, the Reporting Person has no present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any other material change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer.

(a) See Rows 11 (Aggregate Amount Beneficially Owned By Each Reporting Person) and 13 (Percent of Class Represented By Amount In Row 11) of the Cover Pages.

(b) See Rows 7 (Sole Voting Power) and 9 (Sole Dispositive Power) of the Cover Pages. The Reporting Person has the sole power to vote to dispose or to direct the disposition of the Common Stock reported by her in Item 5(a).

(c) The Reporting Person has not effected any transaction in the Common Stock within the past sixty days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Common Stock reported in Item 5(a).

(e) The Reporting Person ceased to be the beneficial owner of 5% of the Common Stock on May 25, 2006 when all of the outstanding Series K Stock was converted into Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In the Transaction the Reporting Person also exchanged her shares of Interpharm, Inc.’s common stock for a percentage of the Series K Stock, as described more fully in Item 4 herein. The Reporting Person has no other contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2006

/s/ Mona Rametra
Mona Rametra